Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 8 - 2012

April 16, 2012
FOR IMMEDIATE RELEASE

HIGHER GRADE MINERALIZATION DISCOVERED ON THE HEVA AND HOSCO ZONES
AT THE JOANNA PROPERTY

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to announce results from the first series of holes from the 2012 exploration drilling program on the Heva and Hosco Zones of the Joanna Project, located 20 kilometres from Rouyn-Noranda, in north-western, Quebec.

“We have always believed that the Joanna property had significant exploration potential in addition to the approximately 2.5 million gold resource ounces found at Hosco, which is currently the basis for the Joanna feasibility study.” said George Paspalas, President and Chief Executive Officer. “We embarked on a drill program late last year to commence testing some of this potential, with the strategic intent of understanding the full development potential of the property, whilst we were completing the Joanna feasibility, which is on target for completion at the end of the second quarter 2012.  The results to date are very encouraging, and whilst they are early stage, there are two key elements here that will be our focus for future drilling of the property.  Firstly, we appear to be finding higher grade mineralization at Hosco, and secondly, initial metallurgical test work of the Heva mineralization indicates that it is non-refractory.”

The best results received to date from thirty six (36) holes are 7 grams of gold per tonne over 9.4 metres in hole JA-11-970 and 3.5 grams per tonne over 21.6 metres in holes JA-11-981 which includes an interval of 9.4 grams of gold per tonne over 5.8 metres.  Both holes are located respectively at 100 and 200 metres from the actual in pit resources of the Hosco Zone.

Fifty eight (58) new holes totalling 16,348 metres have been completed to date on the program targeting the Heva Zone area and western extension of the Hosco deposit between surface and a depth of 200 metres, which corresponds to a 2.5 kilometre strike length along the Cadillac Fault.  The objective of the program was to test the continuity of the near surface mineralized system westward from the Hosco deposit using an initial 100 metre spacing.

Thirty three (33) of the thirty six holes (36) returned between one and six mineralized intersections, calculated with minimum cut off parameters of 0.5 grams per tonne gold over 5 meters.  Of these, eight (8) holes returned at least one drill interval with a grade of more than 3 grams per tonne gold over a minimum thickness of 3 metres.

News Release – April 16, 2011 Higher Grade Mineralization Discovered on the Heva and Hosco Zones at the Joanna Property	Page | 2

The best results from the 2012 drilling program are shown below by area: (See sketch attached for location)

Zone/area	Hole	Section (m)	From (m)	To (m)	True width (m)	Grade (g/t)

Hosco West Extension	JA-11-970	6,985	248.0	258.0	9.4	7.0
	JA-11-981	7,100	199.5	222.0	21.6	3.5
	Including	7,100	214.5	220.5	5.8	9.4

Heva East	JA-11-995	6,150	79.5	84.7	5.0	10.1
	Including		80.7	81.4	0.7	65.8

Heva	JA-11-938	5,600	139.5	167.5	19.6	2.3
	including	5,600	142.5	149.0	4.6	7.7
	Including	5,600	142.5	144.0	1.0	27.6

	JA-11-956	5,650	54.0	70.5	15.8	1.8
	Including	5,650	54.0	57.1	3.0	6.2

Mineralized intervals are calculated using a minimum cut off grade of 2 grams per tonne gold over 3 metres.

Hosco West Extension

Seven (7) holes were drilled following the immediate western extension of the Hosco pit shell as defined in the 2011 resources update (see Aurizon news release dated June 13, 2011).  Five (5) holes have intersected a stacking of multiple zones related to the Hosco deposit, inside a 100 metre thick envelope following a gentle plunge (25-30°) to the west along a 250 metre strike length from section 7,250 metres East (corresponding to Hosco pit limit) to section 7,000 metres East.

A combined metal factor (grade x width) from 10 to 97 was achieved in holes JA-11-970, 980, 981, 1002 and 1003 with two to six distinct mineralized intervals returning grades between 0.6 to 9.0 grams of gold per tonne over 5 to 35 metres in true widths. Results obtained from these holes confirm a strong lateral continuity of a wide low grade mineralized system.  The best results are from higher grade lenses and have returned 7.0 grams of gold per tonne over 9.4 metres and 9.4 grams of gold per tonne over 5.8 metres, both in true thickness, respectively, in holes JA-11-970 and 981.  In those particular cases, gold grade is directly related to sulphide enrichment and quartz veining increasing volume.

At the Hosco Zone, mineralization is related to parallel, and more typically, an East-West quartz vein system embedded in biotite-quartz and locally white mica altered fine grains sediments.  The two prominent sulphide minerals that are present are arsenopyrite and pyrrhotite.  Higher gold values are related to free visible gold in quartz.

Heva East

Approximately 1 kilometre westward from the Hosco West area, a series of 22 holes have been drilled along a 950 metre portion of the Cadillac Fault covering a previous inferred resource outline (See Aurizon press release dated June 13, 2011).  The drill hole spacing varied between 50 and 100 metres and one or two holes per section have been drilled.

The best result was obtained in hole JA- 11-995 which returned 10.1 grams of gold per tonne over
5 metres (true thickness) in a quartz vein in contact with the Cadillac Fault, which includes a high grade 0.7 metre sample of 65.8 grams of gold per tonne.  Ten holes (10) included one (1) or two (2) mineralized intervals with grades in the range of 0.6 to 2.3 grams of gold per tonne over thicknesses of 5 to 14 metres.

News Release – April 16, 2011 Higher Grade Mineralization Discovered on the Heva and Hosco Zones at the Joanna Property	Page | 3

Every hole contains or has consistent mineralization and is located inside a 500 metre wide envelope, from section 6,000 metres East to 6,500 metres East, at a mid distance between Hosco West and the Heva Zone.

A westerly moderate plunge can be extrapolated when JA-07-36 results drilled down dip at a depth of 350 metres are correlated with near surface mineralization.  The results obtained (see Aurizon press release dated June 13, 2011) in this previous hole correspond to 3.2 grams per tonne over 9.2 metres included in a broader interval of 2.4 grams of gold per tonne over 14.2 metres.

At this location, gold mineralization is associated with amphibolites replacement in sediments and a strong presence of pyrrhotite on both sides of the Cadillac Fault.

Heva Zone

A series of eight (8) holes targeting the eastern extension of the Heva deposit have been drilled down to 250 metres of vertical depth, on three 50 metre widely spaced sections.

The best results obtained from holes JA-11-938 and JA-11-956 returned 7.0 grams of gold per tonne over 4.6 metres (true thickness) and 6.2 grams of gold per tonne over 3 metres (true thickness) respectively, and are correlated to the main mineralized structure located 100 to 150 metres laterally eastward from mined out stopes.  Two other holes, JA-11-937 and JA-11-957, returned mineralized intervals of 3 grams of gold per tonne over 3 metres in two different lenses.  This area was drilled by the previous owner, however, with discontinuous sampling, it was generally restrained to quartz veins.

Generally, every hole cut a stacking of 1 to 6 lenses having mineralized intervals of 0.6 grams of gold per tonne over variable thicknesses from 5 to 21.6 metres.  A cumulative metal factor (grade X thickness) for each hole varies between 12 and 65.

The lenses stacking form the core of the Heva Zone, composed of a 60 - 65 degree north dipping envelope showing thicknesses of between 30 and 60 metres.  In the former mine area, the main lenses (Zone P, P2 and PF) are located on the footwall contact of the Cadillac Fault, and up to 30 metres from this contact.  The mineralization takes the form of a network of centimetric to metric grey quartz veins within biotite-tourmaline altered wacke and argilite.  Sulphides, mostly pyrrhotite, are rare, representing generally less than 1% over sampled core length and are disseminated in veins and host rocks.  Locally, gold is remobilized inside the chlorite schist of the Cadillac Fault.

Other yet to be defined lenses (Zone S, ISO, and AMPO) are developed in amphibolitized conglomerates between 70 to 110 metres from the fault zone footwall.

“This series of drill results marks a turning point in our exploration.” said Martin Demers, General Manager of Exploration.  “Most of the drilling work performed on the property since 2007 has focused on defining low grade surface resources in the Hosco Zone area.  The current program supports the hypothesis that higher grade mineralization with continuity and metal factors that may support an underground mining operation, could be developed along the Joanna portion of the Cadillac Fault.”

Metallurgy

Three composite 40 to 46 kilogram samples were sent to SGS Minerals Services for metallurgical testing. These samples have been prepared with assays rejects coming from the Heva zone. The grades of the three samples, based on assays results, were 1.78, 3.89 and 1.44 grams of gold per tonne, respectively. Initial whole cyanidation testing showed gold recoveries ranging from 93% to 99% after 48 hours of leach time. Another series of tests were performed with gravity separation done before cyanidation. Gold rich concentrates showed gravity recoveries of 47%, 58% and 62% for the three samples.

News Release – April 16, 2011 Higher Grade Mineralization Discovered on the Heva and Hosco Zones at the Joanna Property	Page | 4

Outlook

Two drills are currently active as part of a $3.4 million 2012 exploration program. Based on the encouraging results obtained to date, deeper holes to follow the continuity of the mineralization down dip to 400 metres, has commenced with the addition of two more drills.

The reconnaissance drilling on the Heva deposit is nearing completion.  An in-pit resource update will be performed during the year.  Alternatively, the interpretation of the higher grade trends showing a defined plunge, has the potential to move the project toward a combination of surface and underground targets, and another phase of exploration drilling will be initiated.

Quality Control

Core assays are performed on core sawed in half, with standard ALS Chemex preparation and fire assay on 30 gram preparation followed by atomic absorption finish.  All assays above 10 g/t are replicated on the same pulp preparation using a gravity finish. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control and controlled at assay’s reception.   Assay checking on pulp and coarse rejects are carried out on approximately 15% of samples.  For additional information on Quality Assurance and Quality control, refer to the current technical report on the property entitled,
“NI 43-101 Technical Report Mineral Resource Estimation Joanna Gold Project, Rouyn Noranda, Quebec, Aurizon Mines Ltd. September 2011 Updated”,  filed on Sedar at www.sedar.com.  Primary assaying is performed by ALS Chemex and check assays were carried out by Laboratoire d’Analyse Bourlamaque of Val d’Or.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geo., General Manager of Exploration , a qualified person as defined by National Instrument 43-101.  Mr. Demers is also responsible for the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Heva area of the Joanna property.  Detailed results from the additional holes are reported in the tables attached.  All other information previously released on the Joanna Project is also available on the Aurizon website at www.aurizon.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

News Release – April 16, 2011 Higher Grade Mineralization Discovered on the Heva and Hosco Zones at the Joanna Property	Page | 5

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO – 604-687-6600

Martin Bergeron Vice President Operations – 819-874-4511

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600    Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the Joanna project, the interpretation of those results, the timing of a feasibility study, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", “has the potential” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on the Company's website at www.aurizon.com and on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

News Release – April 16, 2011 Higher Grade Mineralization Discovered on the Heva and Hosco Zones at the Joanna Property	Page | 6

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release uses the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term "inferred" resources. U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Heva Zone intersections with values greater than 0.5g/t over 5 metres

Hole	E (m)	From	To	Hole Length (m)	True width (m)	Grade (g/t Au)
JA-11-937	5601	106.5	124.5	18.0	16.3	0.8
		147.0	160.5	13.5	12.3	1.0
		214.5	220.0	5.5	5.0	2.0
JA-11-938	5601	139.5	167.5	28.0	19.6	2.3
		142.5	144.0	1.5	1.0	27.6
		175.5	206.0	30.5	21.6	0.9
JA-11-939	5599	23.2	33.0	9.8	9.3	1.1
		195.7	201.0	5.3	5.0	2.2
JA-11-955	5600	66.0	88.0	22.0	20.8	0.9
JA-11-956	5651	54.0	70.5	16.5	15.8	1.8
		54.8	56.0	1.2	1.1	14.7
		79.5	86.0	6.5	6.2	2.1
JA-11-957	5652	126.8	148.0	21.2	20.3	1.5
		161.0	172.0	11.0	10.6	0.6
		180.8	186.0	5.2	5.0	2.4
JA-11-958	5748	94.5	109.5	15.0	14.2	1.2
		126.0	136.5	10.5	10.0	1.0
JA-11-959	5750	217.5	223.9	6.4	5.0	1.1
		246.0	252.4	6.4	5.0	1.3

Heva Zone intersections with values greater than 3 g/t over 3 metres

Hole	E (m)	From	To	Hole Length (m)	True width (m)	Grade (g/t Au)
JA-11-937	5601	214.5	217.8	3.3	3.0	3.1
JA-11-938	5601	142.5	149.0	6.5	4.6	7.7
JA-11-956	5651	54.0	57.1	3.1	3.0	6.2
JA-11-957	5652	129.0	133.0	4.0	3.8	3.2
		182.9	186.0	3.1	3.0	3.7

News Release – April 16, 2011 Higher Grade Mineralization Discovered on the Heva and Hosco Zones at the Joanna Property	Page | 7

Heva East intersections with values greater than 0.5 g/t over 5 metres

Hole	E (m)	From	To	Hole Length (m)	True width (m)	Grade (g/t Au)
JA-11-947	6500	42.0	49.0	7.0	5.9	1.2
		174.2	180.0	5.8	5.0	2.3
JA-11-948	6500	135.0	142.0	7.0	5.0	1.1
		164.0	171.0	7.0	5.0	0.6
JA-11-949	6500	83.0	88.5	5.5	5.0	1.8
		110.2	120.0	9.8	8.9	1.3
JA-11-963	6300	129.0	142.5	13.5	10.3	1.0
JA-11-964	6700	64.5	76.5	12.0	11.3	1.1
JA-12-967	5850	60.6	69.0	8.5	8.0	1.7
JA-12-969	5950	72.0	79.5	7.5	7.1	1.3
JA-12-978	6000	143.1	148.5	5.4	5.0	1.4
JA-12-979	6000	159.0	169.5	10.5	7.5	0.7
JA-12-986	6050	151.5	166.5	15.0	14.2	0.9
JA-12-988	6200	75.7	81.0	5.3	5.0	1.5
JA-12-991	6350	198.0	203.8	5.8	5.0	1.0
		237.0	244.5	7.5	6.5	1.3
JA-12-995	6150	79.5	84.7	5.2	5.0	10.1
		80.7	81.4	0.7	0.7	65.8

Holes JA-11-965, 966, 968, 971, 972, 975, 976, 977 and 987 returned no significant values

News Release – April 16, 2011 Higher Grade Mineralization Discovered on the Heva and Hosco Zones at the Joanna Property	Page | 8

Hosco West Extension intersections with values greater than 0.5 g/t over 5 metres

Hole	E (m)	From	To	Hole Length (m)	True width (m)	Grade (g/t Au)
JA-12-1002	7150	38.5	46.5	8.0	7.0	0.9
		56.5	62.2	5.7	5.0	2.9
	incl.	58.7	59.2	0.5	0.4	27.4
JA-12-1003	7050	182.5	192.0	9.5	8.5	1.3
		204.5	210.0	5.6	5.0	1.8
		220.0	226.0	6.0	5.4	1.1
		231.8	246.4	14.6	13.1	1.3
		267.5	273.3	5.8	5.2	1.2
JA-12-980	7150	169.5	192.0	22.5	21.8	1.4
		198.0	234.0	36.0	34.9	1.4
		241.5	252.0	10.5	10.2	0.8
JA-12-981	7100	169.5	178.5	9.0	8.7	1.4
		199.5	222.0	22.5	21.6	3.5
	incl.	216.0	219.0	3.0	2.8	12.4
		243.8	249.0	5.2	5.0	2.1
JA-12-983	7200	NS
JA-12-984	7000	160.7	165.8	5.2	5.0	1.7
JA-12-970	6985	195.0	210.0	15.0	14.1	0.9
		248.0	258.0	10.0	9.4	7.0
	incl.	249.0	250.0	1.0	0.9	16.7

Hosco West Extension intersections with values greater than 3 g/t over 3 metres

Hole	E (m)	From	To	Hole Length (m)	True width (m)	Grade (g/t Au)
JA-12-980	7150	201.0	205.5	4.5	4.4	4.6
JA-12-1001	7150	57	60.4	3.4	3.0	4.8
JA-12-981	7100	214.5	220.5	6.0	5.8	9.4
JA-12-970	6985	248.0	258.0	10.0	9.4	7.0

News Release – April 16, 2011 Higher Grade Mineralization Discovered on the Heva and Hosco Zones at the Joanna Property	Page | 9

AURIZON
JOANNA PROJECT (QUEBEC)
Composite Longitudinal Section
April 16, 2012
W
E
5500E
6000E
6500E
7000E
Surface
5010m
4700m
4400m
Heva Area
Hosco Area
0.9/20.8
6.0/5.6
1.8/15.8
inc. 6.2/3.0
2.2/42.5
inc. 3.1/17.0
2.0/30.7
inc. 3.5/14.2
1.2/14.2
1.5/20.3
1.3/21.4
10.7/5.0
2.0/17.8
inc. 7.6/3.0
2.3/19.6
inc. 7.7/4.6
3.2/16.5
inc. 4.1/11.9
2.5/24.9
inc. 3.7/14.0
0.9/21.6
10.1/5.0
inc. 65.8/0.7
2.1/25.6
inc. 5.1/7.1
1.5/19.1
inc. 4.2/3.8
2.4/14.2
inc. 3.2/9.5
3.5/21.6
inc. 9.4/5.8
1.4/21.8
7.0/9.4
1.4/34.9
inc. 4.6/4.4
1.3/13.1
Gold Enrichment Trend
Gold Enrichment Trend
Gold Enrichment Trend
0
200m
New hole reported
Previous hole reported
2.4/15.0 =g/t Au/m (true width)
Measured Resources
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Pit Contour
Previous holes reported, only intervals between 5400E to 7000E are shown on this sketch.
5 km
Diabase Dyke
Pit Outline
Diabase Dyke
Heva Area
Hosco Area
Alexandria Area
Joanna Mineral Resources
Proven & Probable Reserves* : 995,600 oz
Measured & Indicated Resources : 2,520,000 oz
Inferred Resources : 826,000 oz
*Mineral Resources Include Mineral Reserves
Joanna
Measured Resources
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
In Pit Resource Contour
AURIZON
JOANNA PROJECT
QUEBEC
Mineral Reserves & Resources
as of June 13, 2011

Reference: News Release Issue No. 8 - 2012